

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Paul F. DeSantis
Chief Financial Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

> **Re: Bob Evans Farms, Inc.**
> **Form 10-K for the Year Ended April 29, 2011**
> **Filed June 28, 2011**
> **File No. 000-01667**

Dear Mr. DeSantis:

　　We have reviewed your response dated April 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data
Note 1 – Summary of Significant Accounting Policies, page 53
Segment Information, page 53

1. We note your response to our previous comment 4. However, based on the information you provided, we believe the economic characteristics of your Bob Evans and Mimi's Café restaurants are not sufficiently similar enough to justify the aggregation of these two operating segments into a single reporting segment. In this regard, we do not concur with your assertion that gross margin and sales trends are more meaningful characteristics of economic similarity than operating margin. In addition, we note that (i) operating income is the sole measure of segment profit disclosed in Note 9 to your financial statements, and (ii) there is no mention of gross margin in your filings or the news releases announcing your financial results, but there is a substantial amount of disclosure with respect to operating margin. Finally, ASC 280 refers to similar long-term average gross margin only as an example of a result that would be expected if the economic characteristics of two operating segments were similar. We believe your specific facts and circumstances indicate that

operating margin is used to assess segment performance. Please revise your financial statements and MD&A accordingly. If you continue to believe that aggregation is appropriate, please provide us with the reports used by your chief operating decision maker for purposes of making decisions about allocating resources and assessing segment performance for your last two fiscal-year periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 if you have questions regarding comments on legal matters.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief